                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              For November 9, 2004

                       Distribution and Service D&S, Inc.
                ------------------------------------------------
                 (Translation of registrant's name into English)

                  Avenida Presidente Eduardo Frei Montalva 8301
           ----------------------------------------------------------
                                    Quilicura
                              --------------------
                                    Santiago
                           ---------------------------
                                      Chile
                           ---------------------------
                    (Address of principal executive offices)

                             Form 20-F [X] Form 40-F [ ]

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes [ ] No [X]

Distribucion y Servicio D&S S.A                                       [D&S LOGO]
November 2004                                                 Por un Chile Lider

III QUARTER 2004 RESULTS

"We are 100% focused on becoming the best grocers in Chile"

                NICOLAS IBANEZ, Executive Director D&S S.A.

For further information please contact:

NICOLAS IBANEZ
Executive Director
nibanez@dys.cl
(562)484 7766

MIGUEL NUNEZ
CFO
mnunez@dys.cl
(562)484 7750

LORETO BRADFORD
IRO
lbradford@dys.cl
(562)484 7757

HIGHLIGHTS III QUARTER 2004

-     Net revenues up 19.7% to Ch$346,272 million (US$568. million).

- SSS for the third quarter flat compared to former year, 18.1% increase in total sales.

- 1.8% increase in same store transactions, 21.6% increase in total transactions (44 million transactions for the quarter).

-     Gross income up 17.0%, gross margin down 50 bp. (from 23.1% to 22.6%).

-     Operating income down 114.5% to Ch$1,415 million (US$2.3 million) of loss.

-     46.3% decrease in EBITDA, EBITDA margin down 370 bp. to 3.0% of revenues.

-     55.0% increase (loss reduction) in non-operating income.

- Net income down 244.2% to a loss of Ch$3.460 million (US$5.7 million) representing 1.0% of revenues.

- PRESTO: 21.5% increase in the number of accounts in good standing during the quarter (180,062 new accounts in the quarter).

HIGHLIGHTS PERIOD JANUARY-SEPTEMBER 2004

-     Net revenues up 21.7% to Ch$1,028,278 million (US$1,688.7 million).

- 1.2% SSS increase for the period and 19, 5% increase in total sales compared to the previous year.

- 4.2 increase in same store transactions, 23.3% increase in total transactions. (128 million transactions in this nine-month period).

- Gross income up 16.4%, gross margin down 100 bp. (from 23.4% in 2003 to 22.4% in 2004).

-     Operating income down 70.0% to Ch$11,965 million (US$19.6 million).

-     30.8% decrease in EBITDA, EBITDA margin down 350 bp. to 4.6% of revenues.

- 14.9% improvement (loss reduction) in non-operating income for a total loss of Ch$13,120 million (US$21.5 million), representing 1.3% of revenues.

- Net income down 103.9% to Ch$752 million (US$1.2 million) of loss equivalent to a 0.1% of revenues.

- Capex as of September 30, 2004 amounted US$73.9 million of the total US$100 million budgeted for the year.

- Financial debt as of September 30, 2004 totaled Ch$356,137 million (US$584.9 million), 45.7% short term, 55.2% in public offering instruments (bonds and commercial papers).

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at September 30, 2004 and converted into dollars using the observed exchange rate for the same date (1 US$=Ch$608.9).

[D&S LOGO]                                       Distribucion y Servicio D&S S.A
                                                        III Quarter 2004 Results

CAPITAL INCREASE

On Friday August 6th, the Company sold a total of 166,637,636 common shares of Distribucion y Servicio D&S S.A. at the price of Ch$620 per share at the Santiago Stock Exchange. The pro-rata corresponding to the orders placed was 13.54%.

The referred securities represented those preemptive rights waived by the four major company shareholders. The preemptive rights period began on this date and extended until the 4th of September, 2004. Preemptive rights were equivalent to
0.18115942028 new shares for each share subscribed and registered in the Company shareholders registry as of July 31 of 2004.

At the close of the preemptive rights period 248,381,101 shares had been subscribed and paid; a balance of 1,618,899 unsubscribed shares remained, which were sold in the local market on September 21, 2004. Thus, the full amount of 250 million shares considered in the capital increase were subscribed and paid, and the Company raised Ch$155,049 million (US$254.6 million) from this transaction. The total number of outstanding shares increased from 1,380 million to 1,630 million shares at September 30, 2004. Controlling shareholders represent 62.8% of the ownership, and the remaining 37.2% corresponds to free-float traded on Chilean stock exchanges, on the new York Stock Exchange (4.5% of the total corresponds to ADRs), and on Latibex (Madrid Stock Exchange).

RESULTS PERIOD JULY-SEPTEMBER 2004

The following table sets forth the main items of the income statement for the periods indicated, and their respective percentages of net revenues:

THIRD QUARTER CONSOLIDATED RESULTS

                                                      2004                                  2003                     CHANGE
                                     -----------------------------------      -------------------------------        -------
                                        CH$          US$           %OF          CH$         US$          %OF
                                     MILLIONS     MILLIONS (1)     REV.       MILLIONS    MILLIONS (1)   REV.         % YOY
                                     --------     ------------    ------      --------    ------------  -----         -----
Sales                                299,516         491.9         86.5%      253,067       415.6        87.5%         18.4%
Other Income                          46,755          76.8         13.5%       36,238        59.5        12.5%         29.0%
Net revenues                         346,272         568.7        100.0%      289,305       475.1       100.0%         19.7%
Cost of sales                        268,030         440.2         77.4%      222,423       365.3        76.9%         20.5%
Gross Income / Margin                 78,241         128.5         22.6%       66,882       109.8        23.1%         17.0%
Recurring Operating Expenses          67,449         110.8         19.5%       44,653        73.3        15.4%         51.0%
Start-up Expenses                        383           0.6          0.1%        2,857         4.7         1.0%        -86.6%
Total Operating Expenses (SG&A)       67,831         111.4         19.6%       47,511        78.0        16.4%         42.8%
EBITDA                                10,410          17.1          3.0%       19,371        31.8         6.7%        -46.3%
Depreciation                          11,825          19.4          3.4%        9,615        15.8         3.3%         23.0%
Total Operating Expenses              79,657         130.8         23.0%       57,126        93.8        19.7%         39.4%
Operating Income                      (1,415)         (2.3)        -0.4%        9,756        16.0         3.4%       -114.5%
Financial Expenses                    (4,425)         (7.3)        -1.3%       (4,600)       (7.6)       -1.6%         -3.8%
Other Non-operating Income
(Expenses)                              (165)         (0.3)         0.0%         (164)       (0.3)       -0.1%          0.5%
Monetary Correction                    1,809           3.0          0.5%       (1,411)       (2.3)       -0.5%       -228.2%
Non-Operating Income                  (2,781)         (4.6)        -0.8%       (6,175)      (10.1)       -2.1%        -55.0%
Income before Tax                     (4,196)         (6.9)        -1.2%        3,581         5.9         1.2%       -217.2%
Income Tax                               584           1.0          0.2%       (1,260)       (2.1)       -0.4%       -146.4%
Minority Interest                         64           0.1          0.0%          (11)       (0.0)        0.0%       -695.4%
Income                                (3,548)         (5.8)        -1.0%        2,310         3.8         0.8%       -253.6%
Amortization of Goodwill                  88           0.1          0.0%           90         0.1         0.0%         -1.8%
                                     -------         -----        -----       -------       -----       -----        ------
NET INCOME                            (3,460)         (5.7)        -1.0%        2,400         3.9         0.8%       -244.2%
                                     -------         -----        -----       -------       -----       -----        ------

(1) Currency of September 2004, exchange rate US$=Ch$608.9 of September 30, 2004

Distribucion y Servicio D&S S.A                                       [D&S LOGO]
III Quarter 2004 Results

2004 COMPARED TO 2003

For the third quarter 2004, net revenues increased 19.7% compared to the same period in 2003 to Ch$346,272 million (US$568.7 million). This improvement resulted primarily from the opening and incorporation of new stores, the implementation of our EDLP strategy (PBS) and the increase in revenues from the Presto financial services division. Gross income increased 17.0% to Ch$78,241 million (US$128.5 million) while gross income margin decreased by 50 bp. to 22.6% from 23.1% in the same period of 2003. This reduction in gross margin is due to the low prices strategy PBS. Selling and administrative expenses for this period increased 39.4% totaling Ch$79,657 million (US$130.8 million) representing a 23.0% of net revenues, compared to Ch$57,126 million (US$93.8 million) in the third quarter 2003. This is attributable to the new stores opened in 2003 and 2004, which have not reached maturity in terms of sales, and to the acquisition of Carrefour stores, which are less efficient in terms of sales and expenses per square meter than the older LIDER stores. Additionally, there was an overall increase in selling and administrative expenses consistent with a policy aimed at improving service standards and increasing store headcount especially in those areas of customer service and security. Our Presto financial services division also presents increased expenses explained by the increase in revenues from this division and by increased provisions for doubtful accounts consistent with the growth in the outstanding receivables in addition to an extraordinary provision of Ch$2,030 million accounted for during the quarter.

Consequently, operating income decreased by 114.5% amounting to Ch$1,415 million (US$2.3 million) of loss compared to an operating profit of Ch$9,756 million (US$16.0 million) for the third quarter 2003. EBITDA for this quarter decreased by 46.3% compared to the same period of 2003, amounting to Ch$10,410 million (US$17.1 million) equivalent to a 3.0% of revenues. Net income for the third quarter 2004 decreased by 244.2% totaling a loss of Ch$3.460 million (US$5,7 million) as compared to results for the same period in 2003. This decline in net income is attributable to the gross margin reduction, to higher operating expenses originating in the opening and incorporation of new stores in addition to increased selling and administrative expenses in existing stores, which are not offset by the increase in revenues.

NET REVENUES

Net revenues for the third quarter 2004 were Ch$346,272 million (US$568,7 million), representing an increase of 19.7% compared to Ch$289,305 million for the same period in 2003. The following table sets forth the composition of net revenues for the periods indicated and the percentage change between periods.

                                                                                 THIRD QUARTER
                                                                   --------------------------------------------
(in millions of constant Ch$)                                        2004              2003            % CHANGE
-----------------------------                                      -------            -------          --------
Total Retail Sales: LIDER, Farmalider & Restaurant                 299,421            252,830             18.4
Other income                                                        28,382             22,632             25.4
                                                                   -------            -------             ----
Sub-Total:
Retail Revenues (LIDER, Farmalider & Restaurant)                   327,803            275,462             19.0
                                                                   -------            -------             ----
Retail Formats Revenues                                            327,803            275,462             19.0
PRESTO Credit Card                                                   8,081              5,562             45.3
Others revenues (real estate and logistics)                         10,389              8,282              4.0
                                                                   -------            -------             ----
TOTAL                                                              346.272            289.305             19.7
                                                                   -------            -------             ----

[D$S LOGO]                                       Distribucion y Servicio D&S S.A
                                                        III Quarter 2004 Results

The 19.7% increase in net revenues for 2004 resulted primarily from:

- RETAIL FORMATS (LIDER, FARMALIDER Y RESTAURANT): A 19.0% increase in net revenues derived from our retail business (hypermarkets, supermarkets and pharmacies), totaling Ch$327,803 million (US$538.4 million) for the third quarter 2004 compared to Ch$275,462 million for the same period in 2003. This increase resulted from an addition of 73,355 square meters of sales area, from 314,001 m2 at September 30, 2003 to 387,356 m2 at the same date in 2004 (transformation of Estoril into Lider Vecino, one new Lider hypermarket, two new Lider Vecino compact hypermarkets and one new Lider Express supermarket during the fourth quarter of 2003, in addition to six stores acquired from Carrefour, the transformation of Lider Express Arica into Lider Vecino, the enlargement of Lider Express La Calera and the opening of two Lider Vecinos-Temuco and Coquimbo- opened by the end of July 2004, all this equivalent to an increase of 23.4% over the total sales area at September 30, 2003. The new sales area accounted for 19.5% of the total hypermarket and supermarket sales for third quarter 2004. Another contributing factor to the increase in revenues from our retail formats was the implementation of the EDLP strategy, which helped to increase customer traffic levels (21.6% increase in total transactions and 1.8% increase in same store transactions), thus generating higher revenues.

- CREDIT CARD. A 45.3% increase in revenues derived from our credit card operations for this period compared to the third quarter 2003, reflecting an increase in net financial revenues, including primarily interest and commissions, amounting to Ch$8,081 million (US$13.3 million) for the third quarter 2004 compared to Ch$5,562 million for the same period in 2003. This increase was attributable to the increased number of active accounts at period end compared to the same date the previous year, with the resulting increase in accounts receivables, and to our promotion of non-food sales through the Presto card.

- OTHER REVENUES. A 25, 4% increase in other revenues derived from real estate operations and logistic services to Ch$10,389 million (US$17.1 million) for the third quarter 2004 from Ch$8,282 million for the same period 2003. This increase resulted primarily from increased lease payments recorded at the real estate division, and from higher logistic revenues due to increased sales and higher centralization at the distribution center.

COST OF SALES AND GROSS PROFIT

Gross profit for the third quarter 2004 was Ch$78,241 million (US$128.5 million), representing an increase of 17.0%, compared to Ch$66,882 million for the same period 2003.

As a percentage of net revenues, the cost of sales for the third quarter 2004 was 77.4% compared to 76.9% for the third quarter 2003. This increase was principally attributable to the implementation of the EDLP strategy (PBS) in the second half of 2003, by which we reduced prices by a greater amount than the cost of sales reduction. As a result of the increase in cost of sales as percentage of net revenues, gross margin dropped to 22.6% in the third quarter 2004 from 23.1% for the same period the former year.

Costs related to the Presto credit card operations are accounted for in our selling and administrative expenses.

Distribucion y Servicio D&S S.A                                       [D&S LOGO]
III Quarter 2004 Results

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses (including depreciation) for the third quarter 2004 were Ch$79,657 million (US$130.8 million), representing a 39.4% increase as compared to Ch$57,126 million for the same period in 2003. As a percentage of net revenues, selling and administrative expenses rose to 23.0 for this period of 2004, from 19.7% in the same period of 2003, principally due to increased operating costs from new stores (openings during the fourth quarter of 2003, Carrefour stores acquired in January 2004, transformations and new openings during 2004), which are not yet offset by their revenues; to increased selling and administrative expenses in our stores, and to higher provisions and operating expenses from the Presto financial services division, explained by the increase in outstanding credit and revenues.

Selling and administrative expenses related to our credit card operations increased 171.3% totaling Ch$10,600 million (US$17.4 million) for the third quarter 2004 compared to Ch$3.907 million (US$6.4 million) for the same period in 2003. This increase was principally attributable to the allowance for doubtful accounts which increased 191.8% for the third quarter 2004 compared to the same quarter in 2003, and other expenses which increased 137.9% during this period compared to the same period the previous year. The significant increase in provisions for doubtful accounts is due to an extraordinary provision of Ch$2,030 million, as mentioned above.

OPERATING INCOME

Operating income for the third quarter 2004 was a loss of Ch$1,415 million (US$2.3 million), representing a decrease of 114.5% as compared to an operating profit of Ch$9,756 million for the third quarter 2003. This result reflects the gross margin reduction and operating costs increase described above, not offset by the increase in revenues. As a percentage of net revenues, operating income for the third quarter 2004 was 0.4%, representing a decrease of 380 bp. as compared to operating margin of 3.4% for the same period in 2003.

NON-OPERATING INCOME

The following table sets forth, for the periods indicated, information concerning non operating income on a consolidated basis:

                                                                                        THIRD QUARTER
                                                                               -------------------------------
(in millions of constant Ch$)                                                  2004                       2003
-----------------------------                                                  ----                       ----
Interest income                                                                335                         111
Other non-operating income(1)                                                  375                         174
Amortization of negative goodwill                                               88                          90
Minority interest                                                               64
                                                                               ---                        ----
TOTAL NON-OPERATING INCOME                                                     862                         375
                                                                               ---                        ----

(1) "Other" includes principally equity in earnings of related companies.

[D&S LOGO]                                       Distribucion y Servicio D&S S.A
                                                       III Quarter 2004 Results

NON-OPERATING EXPENSE

The following table sets forth, for the periods indicated, the components of non operating expense on a consolidated basis:

                                                                    THIRD QUARTER
                                                                ----------------------
(in millions of constant Ch$)                                    2004            2003
-----------------------------                                   -----            -----
Financial expense                                               4.425            4.600
Minority interest                                                                   11
Other non-operating expense(1)                                    372              222
Amortization of goodwill                                          504              228
                                                                -----            -----
TOTAL NON-OPERATING EXPENSE                                     5.301            5.061
                                                                -----            -----

"Other" includes equity in losses of related companies and charitable contributions.

Non-operating expense for the third quarter 2004 was Ch$5,301 million (US$8.7 million), representing an increase of 4.7% compared to non operating expense of Ch$5,061 million for the same period 2003. This increase resulted primarily from higher financial expenses explained by the greater indebtedness of the company and higher charges for amortization of goodwill - $504 million in the third quarter 2004 versus $228 million in the same period 2003 - originated in the goodwill from Carrefour.

PRICE-LEVEL RESTATEMENT AND FOREIGN EXCHANGE GAIN (LOSS)

Net price level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$1,809 million (US$3.0 million) for the third quarter 2004, as compared to a net loss of Ch$1.411 million for the same period in 2003, representing an increase of 228.2%. The net gain for the third quarter 2004 is primarily attributable to foreign exchange insurance contracts taken by the Company to hedge these exchange variations and to a net gain originated in price-level restatement of our non-monetary assets during the same period 2004.

INCOME TAXES

Income taxes for the third quarter 2004, including current and deferred taxes, amounted to a credit of Ch$584 million (US$1.0 million), representing a decrease of 146.4.1% as compared to a charge of Ch$1,260 million (US$2.1 million) during the same period in 2003, consistent with the decrease in income before income taxes recorded during January-September 2004 compared to January-September 2003.

NET INCOME

Net result for the third quarter 2004 was Ch$3,460 million (US$5.7 million) of loss, representing a decrease of 244.2% as compared to a net profit of Ch$2,400 million in the same period 2003. As a percentage of net revenues, net loss recorded represented 1.0% in the third quarter 2004, as compared to 0.8% in the same period of 2003.

Distribucion y Servicio D&S S.A                                       [D&S LOGO]
III Quarter 2004 Results

PRESTO FINANCIAL SERVICES DIVISION

The following tables set forth, for the periods indicated, information concerning PRESTO credit card operations:

                                                                                       THIRD QUARTER
                                                                           ------------------------------------
(in millions of constant Ch$)                                                2004          2003        % CHANGE
-----------------------------                                              ------         -----        --------
Net revenues                                                                8.805         5.932           48,4
Provisions for doubtful accounts                                            7.074         2.424          191,8
Financial expenses                                                            639           617            3,6
Other expenses                                                              3.526         1.482          137,9
Selling and administrative expenses                                        11.239         4.524          148,4
Operating income                                                           -2.434         1.409         -272,7

[D&S LOGO]                                       Distribucion y Servicio D&S S.A
                                                        III Quarter 2004 Results

RESULTS PERIOD JANUARY-SEPTEMBER 2004

The following table sets forth, for the periods indicated, the main items in the income statement and their respective percentages of net revenues:

CONSOLIDATED RESULTS PERIOD JANUARY-SEPTEMBER

                                                  2004                               2003                  CHANGE
                                    -------------------------------    -------------------------------     -------
                                    CH$ MILL.  US$ MILL.(1)    %       CH$ MILL.  US$ MILL.(1)    %         % YOY
                                    ---------  ------------  ------    ---------  ------------  ------     -------
Sales                                 892,203     1465.3      86.8%     744,066      1222.0      88.0%       19.9%
Other Income                          136,075      223.5      13.2%     101,099       166.0      12.0%       34.6%
NET REVENUES                        1,028,278     1688.7     100.0%     845,165      1388.0     100.0%       21.7%
                                    ---------     ------     -----      -------      ------     -----      ------
Cost of sales                         797,922     1310.4      77.6%     647,282      1063.0      76.6%       23.3%
Gross Income/ Margin                  230,356      378.3      22.4%     197,883       325.0      23.4%       16.4%
Recurring Operating Expenses          181,968      298.8      17.7%     126,519       207.8      15.0%       43.8%
Start-up Expenses                       1,175        1.9       0.1%       3,096         5.1       0.4%      -62.1%
Total Operating Expenses (SG&A)       183,143      300.8      17.8%     129,615       212.9      15.3%       41.3%
EBITDA                                 47,213       77.5       4.6%      68,268       112.1       8.1%      -30.8%
                                    ---------     ------     -----      -------      ------     -----      ------
Depreciation                           35,248       57.9       3.4%      28,432        46.7       3.4%       24.0%
Total Operating Expenses              218,391      358.7      21.2%     158,047       259.6      18.7%       38.2%
Operating Income                       11,965       19.6       1.2%      39,836        65.4       4.7%      -70.0%
Financial Expenses                    (13,965)     (22.9)     -1.4%     (12,615)      (20.7)     -1.5%       10.7%
Other Non-operating Income
(Expenses)                               (792)      (1.3)     -0.1%        (325)       (0.5)      0.0%      143.5%
Monetary Correction                     1,638        2.7       0.2%      (2,478)       (4.1)     -0.3%     -166.1%
Non-Operating Income                  (13,120)     (21.5)     -1.3%     (15,418)      (25.3)     -1.8%      -14.9%
Income before Tax                      (1,155)      (1.9)     -0.1%      24,418        40.1       2.9%     -104.7%
Income Tax                                 42        0.1       0.0%      (5,221)       (8.6)     -0.6%     -100.8%
Minority Interest                          97        0.2       0.0%         (56)       (0.1)      0.0%     -272.6%
Income                                 (1,016)      (1.7)     -0.1%      19,141        31.4       2.3%     -105.3%
Amortization of Goodwill                  264        0.4       0.0%         270         0.4       0.0%       -1.9%
                                    ---------     ------     -----      -------      ------     -----      ------
NET INCOME                               (752)      (1.2)     -0.1%      19,410        31.9       2.3%     -103.9%
                                    ---------     ------     -----      -------      ------     -----      ------

(1) Currency of September 2004, exchange rate US$=Ch$608.9 of September 30, 2004

PERIOD JANUARY-SEPTEMBER 2004 COMPARED TO 2003

For the period January to September 2004, net revenues increased 21.7% to Ch$1, 028,278 million (US$1,688.7 million) compared to revenues for the same period 2003. This increase resulted primarily from the opening of new stores in 2003 and the addition of stores acquired from Carrefour as well as from the implementation of our low prices strategy PBS. Gross income increased 16.4% to Ch$230,356 million (US$378.3 million) while gross income margin decreased by 100 bp. to 22.4% of revenues from 23.4% in January-September 2003. This gross margin reduction is explained by the EDLP strategy. Total operating expenses (including depreciation) for the period January-September 2004 increased by 38.2% totaling Ch$218,391 million (US$358.7 million) compared to Ch$158,047 million in the same period of 2003 due to the addition of new stores, to higher selling and administrative expenses in existing stores, and to increased expenses (higher provisions for doubtful accounts and operating expenses) at the Presto financial services division. Total operating expenses represented 21.2% of revenues for this period of 2004 compared to 18.7% in the same period of 2003 since the increase in revenues contributed by the new sales area is not yet sufficient to offset the increase in expenses from the new stores and the higher

Distribucion y Servicio D&S S.A                                       [D&S LOGO]
III Quarter 2004 Results

expenses from existing stores. Operating income fell by 70.0% totaling Ch$11.965 million (US$19.6 million) in the period January-September 2004 compared to Ch$39,836 (US$65.4 million) for the same period in 2003. EBITDA for this period of 2004 decreased by 30.8% to Ch$47,213 million (US$77.5 million) equivalent to a 4.6% of revenues compared to 8.1% of revenues in the same period of 2003. Net result for this period decreased by 113,9% to Ch$(2.703) million (US$4.4 million) of loss as compared to profit of $19,410 million (US$31.9 million) recorded in the same period of 2003. This decline resulted primarily from the gross margin reduction resulting from the EDLP strategy and the increase in operating expenses, as previously discussed.

NET REVENUES

Net revenues for the period January-September 2004 were Ch$1,028,278 million (US$1.688,7 million), which represented an increase of 21.7% compared to Ch$845,165 million (US$1,388.0 million) for the same period in 2003. The following table sets forth the composition of net revenues for the periods indicated and the percentage change between periods.

                                                                              AS OF SEPTEMBER 30
                                                                 ---------------------------------------------
(in millions of constant Ch$)                                      2004                2003            % CHANGE
-----------------------------                                    ---------            -------          --------
Total Retail Sales: LIDER, Farmalider & Restaurant                 891.661            743.445             19.9
Other income                                                        83.865             64.793             29.4
                                                                 ---------            -------             ----
Sub-Total:
Retail Revenues (LIDER, Farmalider & Restaurant)                   975.526            808.238             20.7

Retail Formats Revenues                                            975.526            808.238             20.7
PRESTO Credit Card                                                  22.429             13.637             64.5
Others revenues (real estate and logistics)                         30.323             23.290             30.2
                                                                 ---------            -------             ----
Total                                                            1.028.278            845.165             21.7
                                                                 ---------            -------             ----

The 21.7% increase in net revenues for the period January-September 2004 resulted primarily from:

- RETAIL FORMATS (LIDER, FARMALIDER Y RESTAURANT). A 20.7% increase in net revenues derived from our hypermarkets, supermarkets and pharmacies, totaling Ch$975.526 million (US$1,602.1 million) for the period January-September 2004 compared to Ch$808.238 million (US$1.327.4 million) for the same period 2003. This increase resulted from an addition of 73,355 square meters of sales area, from 314,001 at September 30, 2003 to 387,356 at the same date in 2004 (transformation of Estoril into Lider Vecino, one new Lider hypermarket, two new Lider Vecino compact hypermarkets and one new Lider Express supermarkets during the fourth quarter of 2003, in addition to six stores acquired from Carrefour), The transformation of Lider Express Arica into Lider Vecino, the enlargement of Lider Express La Calera and the opening of two Lider Vecinos-Temuco y Coquimbo- inaugurated by the end of July 2004, equivalent to an increase of 23.4% over the total sales area at September 30, 2003. These new stores accounted for 17.6% of the hypermarket and supermarket sales for the period January-September 2004. Another factor which contributed to the increase in revenues from retail formats was the implementation of the EDLP strategy, which helped to increase customer traffic levels (23.3% increase in total transactions and 4.2% increase in same store transactions) and, consequently, net revenues.

[D&S LOGO]                                       Distribucion y Servicio D&S S.A
                                                        III Quarter 2004 Results

- CREDIT CARD. A 64.5% increase in net revenues derived from Presto credit card operations compared to the period January-September 2003, reflecting an increase in our net financial revenues including primarily interest and commissions, for a total Ch$22.429 million (US$36.8 million) for this period of 2004 compared to Ch$13.637 million for the same period the previous year. This increase was attributable to a 47.5% increase in active accounts at period-end (57.0% increase in number of accounts in good standing), and to the promotion of sales of non-food products through our Presto card.

- OTHER REVENUES. A 30.2% increase in other revenues derived from real estate and logistic operations to Ch$30.323 million (US$49.8 million) for the period January-September 2004 compared to Ch$23.290 for the same period in 2003. This increase resulted primarily from increased lease payments accounted for in the real estate division and higher logistic revenues due to higher sales and increased centralization in our distribution center.

COST OF SALES AND GROSS PROFIT

Gross profit for the period January-September 2004 was Ch$230,356 million (US$378.3 million), representing an increase of 16.4%, compared to Ch$197,883 million for the same period 2003. As a percentage of net revenues, cost of sales in January-September 2004 was 77.6% compared to 76.6% for 2003. The increase in cost of sales as a percentage of net revenues was principally attributable to the implementation of our EDLP strategy in second half of 2003 by which we reduced prices by a greater amount than we managed to reduce costs of sales. As a result of the increase in cost of sales as a percentage of net revenues, gross margin in January-September 2004 decreased to 22.4% from 23.4% in the same period 2003.

Costs related to the credit card operations are accounted for in selling and administrative expenses.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses for January-September 2004 were Ch$218,391 million (US$358,7 million), representing a 38.2% increase as compared to Ch$158.047 million for the same period in 2003. As a percentage of net revenues, selling and administrative expenses rose to a 21.2% for the period January-September 2004 from 18.7% for the equivalent period in 2003, principally due to increased operating costs from new stores (openings in 2003 and Carrefour stores acquired in January 2004), which are not yet offset by their revenues contribution since they have not reached maturity in terms of sales, and increased provisions and operating expenses from the Presto financial services division, in line with the increase in outstanding credit and financial revenues.

Selling and administrative expenses related to our credit card operations increased 150.8% to Ch$24,210 million (US$39.8 million) in January-September 2004 compared to Ch$9.652 million (US$15.9 million) for the same period in 2003. This increase was principally attributable to the allowance for doubtful accounts which increased 158.8% for the period January-September 2004 compared to the same period the previous year, and other expenses which increased 139.4% in 2004 compared to the equivalent period in 2003. An additional provision of Ch$2,030 million was made during the third quarter 2004, further increasing the amount of provisions for the period January-September compared to the previous year.

Distribucion y Servicio D&S S.A                                       [D&S LOGO]
III Quarter 2004 Results

OPERATING INCOME

Operating income for the period January-September 2004 was Ch$11,965 million (US$19.6 million), representing a decrease of 70.0% as compared to Ch$39,836 million for the same period in 2003, reflecting the lower gross margin and higher operating costs trends described above. As a percentage of net revenues, operating income for January-September 2004 was 1.2%, representing a decrease of 350 bp. as compared to operating income equivalent to 4.7% of net revenues for the same period 2003.

NON-OPERATING INCOME

The following table sets forth, for the periods indicated, information concerning non operating income on a consolidated basis:

                                                   AS OF SEPTEMBER 30
                                                ------------------------
(in millions of constant Ch$)                   2004                2003
-----------------------------                   ----                ----
Interest income                                  582                 324
Other non-operating income(1)                    837                 344
Amortization of negative goodwill                264                 270
Minority Interest                                 97
                                               -----                 ---
TOTAL NON-OPERATING INCOME                     1.780                 938
                                               -----                 ---

(1) "Other" includes principally equity in earnings of related companies.

NON-OPERATING EXPENSE

The following table sets forth, for the periods indicated, the components of our non operating expenses on a consolidated basis:

                                                   AS OF SEPTEMBER 30
                                                ------------------------
(in millions of constant Ch$)                   2004               2003
-----------------------------                   ----               ----
Financial expense                              13.965             12.615
Minority interest                                                     56
Other non-operating expense(1)                    809                387
Amortization of goodwill                        1.402                607
                                               ------             ------
TOTAL NON-OPERATING EXPENSE                    16.176             13.665
                                               ------             ------

(1) "Other" includes equity in losses of related companies and charitable contributions.

Non-operating expense for the period January-September 2004 was Ch$16,176 million (US$26.6 million), representing an increase of 18.4% compared to non operating expense of Ch$13,665 million for the same period in 2003. This increase resulted primarily from higher financial expenses by 10.7%, which totaled Ch$13,965 million (US$22.9 million) compared to Ch$12,615 million during the same period in 2003 in connection with higher indebtedness, and from a 137.1% increase in charges of amortization of goodwill-Ch$1,402 million in January-September 2004 versus Ch$607 million in the same period of 2003-originated in goodwill from Carrefour.

[D&S LOGO]                                       Distribucion y Servicio D&S S.A
                                                        III Quarter 2004 Results

PRICE - LEVEL RESTATEMENT AND FOREIGN EXCHANGE GAIN (LOSS)

Net price?level restatement and foreign exchange gain (loss) amounted to a net gain of Ch$1,638 (US$2.7 million) for January-September 2004, as compared to a net loss of Ch$2,478 million for the same period in 2003, representing an increase of 166.1%. The net gain in January-September 2004 compared to the equivalent period in 2003 is primarily attributable to foreign exchange insurance contracts taken by the Company to hedge these exchange variations and to a net gain originated in price-level restatement of our non-monetary assets during the period.

INCOME TAXES

Income taxes for the period January-September 2004, including current and deferred taxes, amounted to Ch$42 million (US$0.1 million) of credit, representing an 100.8% reduction as compared to a charge of Ch$5,221 million (US$8.6 million) for the same period in 2003, consistent with the decrease in income before income taxes recorded during January-September 2004 compared to January-September 2003. The income taxes reduction is explained by the accounting of deferred taxes at the Magallanes subsidiary (formerly Carrefour).

NET INCOME

Net results for the period January-September 2004 was a loss of Ch$752 million (US$1.2 million), representing a decrease of 103.9% as compared to net profit of Ch$19,410 million in the same period 2003. As a percentage of net revenues, the net loss recorded in the period was 0.1% in the period January-September 2004, as compared to 2.3% in the same period 2003. This result reflects the decrease in gross income and the increase in operating expenses as reported above.

PRESTO FINANCIAL SERVICES DIVISION

The following tables set forth, for the periods indicated, information concerning Presto credit card operations:

                                                                                  AS OF SEPTEMBER 30
                                                                        --------------------------------------
(in millions of constant Ch$)                                             2004          2003           % Change
-----------------------------                                           -------        -------         --------
Net Revenues                                                             24,134         14,855            62.5
Provisions for doubtful accounts                                         14,741          5,696           158.8
Financial expenses                                                        1,735          1,549            12.0
Other expenses                                                            9,469          3,956           139.4
Selling and administrative expenses                                      25,945         11,201           131.6
Operating Income                                                         -1,811          3,645          -149.7
Total accounts receivable, end of period                                107,614         72,546            48.3
Allowance for doubtful accounts                                           9,738          6,660            46.2
Total accounts receivable net of provisions, end of period               97,876         65,886            48.6
                                                                        -------        -------          ------
OTHER RELEVANT INFORMATION
Number of accounts in good standing ..                                  971,385        618,592
Average balance per account (in thousands of constant Ch$)                  111            117
Allowance for doubtful accounts/Total net receivables                       9.9%          10.1%

Distribucion y Servicio D&S S.A                                       [D&S LOGO]
III Quarter 2004 Results

SALES

D&S TOTAL RETAIL SALES (In Ch$ millions, currency of September 2004)

                                                 TOTAL SALES
                        -------------------------------------------------------------
                          Q1        Q2        Q3     Q4     H1       9M        TOTAL
                        --------  -------  -------   ---  -------  -------    -------
TOTAL D&S (LIDER STORES + FARMALIDER + RESTAURANT)
2004                    291,697   301,072  298,535        592,770  891,305    891,305
2003                    241,077   249,544  253,080        490,621  743,701    743,701
%Change YoY                21.0%     20.6%    18.0%          20.8%    19.8%      19.8%

LIDER EXPRESS
2004                     33,942    36,671   35,289         70,612  105,901    105,901
2003                     27,715    29,935   30,606         57,650   88,257     88,257
%Change YoY                22.5%     22.5%    15.3%          22.5%    20.0%      20.0%
%D&S 2004                  11.6      12.2     11.8           11.9     11.9       11.9
%D&S 2003                  11.5      12.0     12.7           11.8     12.1       12.1

LIDER VECINO
2004                     61,262    55,029   69,796        116,290  186,086    186,086
2003                     52,371    51,983   56,749        104,355  161,104    161,104
%Change YoY                17.0%      5.9%    23.0%          11.4%    15.5%      15.5%
%D&S 2004                  21.0      18.3     23.4           19.6     20.9       20.9
%D&S 2003                  21.7      20.8     23.6           21.3     22.0       22.0

LIDER
2004                    186,192   186,480  181,913        372,672  554,585    554,585
2003                    156,870   159,702  159,088        316,572  475,660    475,660
%Change YoY                18.7%     16.8%    14.3%          17.7%    16.6%      16.6%
%D&S 2004                  63.8      61.9     60.9           62.9     62.2       62.2
%D&S 2003                  65.1      64.0     66.2           64.5     65.1       65.1

GROCERIES (INCLUDING BEAUTY CARE)
2004                    135,269   142,230  144,726        277,499  422,225    422,225
2003                    113,287   119,422  120,499        232,709  353,208    353,208
%Change YoY                19.4%     19.1%    20.1%          19.2%    19.5%      19.5%
%D&S 2004                  46.4      47.2     48.5           46.8     47.4       47.4
%D&S 2003                  47.0      47.9     50.1           47.4     48.3       48.3

PERISHABLES (INCLUDING RESTAURANT)
2004                     84,563    86,477   89,040        171,040  260,080    260,080
2003                     71,460    73,513   78,349        144,973  223,322    223,322
%Change YoY                 0.2       0.2      0.1            0.2      0.2        0.2
%D&S 2004                  29.0      28.7     29.8           28.9     29.2       29.2
%D&S 2003                  29.6      29.5     32.6           29.5     30.5       30.5

NON-FOOD (EXCLUDING FARMALIDER)
2004                     53,808    51,291   44,814        105,099  149,913    149,913
2003                     44,742    42,139   38,513         86,881  125,394    125,394
%Change YoY                20.3%     21.7%    16.4%          21.0%    19.6%      19.6%
%D&S 2004                  18.4      17.0     15.0           17.7     16.8       16.8
%D&S 2003                  18.6      16.9     16.0           17.7     17.2       17.2

SAME STORE SALES v/s TOTAL SALES
Total Sales             291,697   301,072  298,535        592,770  891,305    891,305
SSS                     244,184   249,544  253,080        490,621  743,701    743,701
Non SSS                  47,514    51,528   45,455        102,149  147,604    147,604
%Sales SSS                 83.7      82,9     84.8           82.8     83.4       83.4
% Sales Non SSS            16,3      17,0     15.2           17.2     16.6       16.6
Total Sales             291,697   301,072  298,535        592,770  891,305    891,305


                                             SAME STORE SALES
                        ------------------------------------------------------------
                           Q1      Q2       Q3      Q4      H1       9M       TOTAL
                        -------  -------  -------   --   -------   -------   -------
TOTAL D&S (LIDER STORES + FARMALIDER + RESTAURANT)
2004                    244,184  249,585  240,462        493,769   734,231   974,657
2003                    239,560  244,066  240,426        483,626   724,052   724,052
%Change YoY                 1.9%     2.3%     0.0%           2.1%      1.4%     34.6%

LIDER EXPRESS
2004                     31,067   33,638   30,149         64,705    99,994   126,789
2003                     27,715   29,935   26,795         57,650    88,257    88,257
%Change YoY                12.1%    12.4%    12.5%          12.2%     13.3%     43.7%
%D&S 2004                  12.7     13.5     12.5           13.1      13.6      13.0
%D&S 2003                  11.6     12.3     11.1           11.9      12.2      12.2

LIDER VECINO
2004                     54,990   55,029   52,237        110,019   179,814   230,191
2003                     53,757   51,983   50,377        105,741   162,490   162,490
%Change YoY                 2.3%     5.9%     3.7%           4.0%     10.7%     41.7%
%D&S 2004                  22.5     22.0     21.7           22.3      24.5      23.6
%D&S 2003                  22.4     21.3     21.0           21.9      22.4      22.4

LIDER
2004                    156,230  157,300  153,729        313,530   495,443   654,530
2003                    156,870  159,702  159,088        316,572   475,660   475,660
%Change YoY                -0.4%    -1.5%    -3.4%          -1.0%      4.2%     37.6%
%D&S 2004                  64.0     63.0     63.9           63.5      67.5      67.2
%D&S 2003                  65.5     65.4     66.2           65.5      65.7      65.7

GROCERIES (INCLUDING BEAUTY CARE)
2004                    114,518  119,414  117,828        233,932   351,760   351,760
2003                    112,686  117,204  114,869        229,890   344,759   344,759
%Change YoY                 1.6%     1.9%     2.6%           1.8%      2.0%      2.0%
%D&S 2004                  46.9     47.8     49.0           47.4      47.9      36.1
%D&S 2003                  47.0     48.0     47.8           47.5      47.6      47.6

PERISHABLES (INCLUDING RESTAURANT)
2004                     71,996   72,911   81,894        144,907   226,802   226,802
2003                     70,806   71,708   83,928        142,515   226,443   226,443
%Change YoY                 0.0      0.0      0.0            0.0       0.0       0.0
%D&S 2004                  29.5     29.2     34.1           29.3      30.9      23.3
%D&S 2003                  29.6     29.4     34.9           29.5      31.3      31.3

NON-FOOD (EXCLUDING FARMALIDER)
2004                     46,140   42,875   36,390         89,015   125,406   125,406
2003                     44,577   41,606   37,461         86,183   123,644   123,644
%Change YoY                 3.5%     3.1%    -2.9%           3.3%      1.4%      1.4%
%D&S 2004                  18.9     17.2     15.1           18.0      17.1      12.9
%D&S 2003                  18.6     17.0     15.6           17.8      17.1      17.1

SAME STORE SALES v/s TOTAL SALES
Total Sales
SSS
Non SSS
%Sales SSS
% Sales Non SSS
Total Sales

[D&S LOGO]                                       Distribucion y Servicio D&S S.A
                                                        III Quarter 2004 Results

SALES AREA

                                       2003         2004         2004          2004
                                        IVQ          IQ           IIQ          IIIQ
                                      -------      -------      -------       ------
SUPERMARKETS

LIDER EXPRESS (EKONO + ALMAC)
m2 sales area                          39,822       36,247       36,247       32,708
Number of stores                           26           25           25           23
New stores in quarter                       0           -1            0           -2
Additional square meters                 -263       -3,575            0       -3,539
Average m2 sales area/store             1,532        1,450        1,450        1,422
                                      -------      -------      -------      -------
HYPERMARKETS

LIDER VECINO
m2 sales area                          72,660       78,520       78,520       86,573
Number of stores                           19           20           20           22
New stores in quarter                       3            1            0            2
Additional square meters                9,891        5,860            0        8,053
Average m2 sales area/store             3,821        3,926        3,926        3,935

LIDER

m2 sales area                         220,862      279,500      268,075      268,075
Number of stores                           23           30           29           29
New stores in quarter                       1            7           -1            0
Additional square meters                9,715       58,638      -11,425            0
Average m2 sales area/store             9,603        9,317        9,244        9,244

HYPERMARKETS: LIDER+LIDER VECINO
m2 sales area                         293,522      358,020      346,595      354,648
Number of stores                           42           50           49           51
New stores in quarter                       4            8           -1            2
Additional square meters               19,606       64,498      -11,425        8,053
Average m2 sales area/store             6,989        7,160        7,073        6,954
                                      -------      -------      -------      -------
COMPANY TOTAL

SUPERMARKETS + HYPERMARKETS
Total m2 sales area                   333,344      394,267      382,842      387,356
Total stores                               68           75           74           74
Average m2 sales area/store             4,902        5,257        5,174        5,235

Distribucion y Servicio D&S S.A                                       [D&S LOGO]
III Quarter 2004 Results

CHANGES IN SALES AREA

                                                                           SALES     OPENING DATE/
STORE - LOCATION (CITY-REGION)           CONCEPT -PROJECT TYPE            AREA m2       QUARTER      OWNED/LEASED
------------------------------           ---------------------            -------       -------      ------------
Kennedy (Metrop. Region)          LIDER (Ex Carrefour) - Acquisition        7,405    Jan 01-2004-IQ    Leased
Quilin (Metrop. Region)           LIDER (Ex Carrefour) - Acquisition        9,790    Jan 01-2004-IQ     Owned
Cordillera (Metrop. Region)       LIDER (Ex Carrefour) - Acquisition        7,867    Jan 01-2004-IQ     Owned
Velazquez (Metrop. Region)        LIDER (Ex Carrefour) - Acquisition       11,425    Jan 01-2004-IQ     Owned
Maipu (Metrop. Region)            LIDER (Ex Carrefour) - Acquisition        7,282    Jan 01-2004-IQ     Owned
Pajaritos (Metrop. Region)        LIDER (Ex Carrefour) - Acquisition        7,351    Jan 01-2004-IQ     Owned
Quilicura (Metrop. Region)        LIDER (Ex Carrefour) - Acquisition        7,518    Jan 01-2004-IQ     Owned
Arica (1 Region)                  LIDER Vecino - Transformation             5,860    Jan 10-2004-IQ     Owned
Velazquez (Metrop. Region)        LIDER (Ex Carrefour) - Closing          -11,425   Jun 01-2004-IIQ     Owned
Temuco-La Frontera (IX Region)    LIDER Express - Closing                  -2,188  Jul 01-2004-IIIQ    Leased
Irarrazaval (Metrop. Region)      LIDER Express - Closing (to transform)   -2,064  Jul 05-2004-IIIQ     Owned
Coquimbo (IV Region)              LIDER Vecino -New                         4,055  Jul 23-2004-IIIQ     Owned
Temuco-Barrio Ingles (IX Region)  LIDER Vecino -New                         3,998  Jul 28-2004-IIIQ     Owned
La Calera (V Region)              LIDER Express - Remod.(adds 713m2)        1,687       Jul 04-IIIQ     Owned

[D&S LOGO]                                       Distribucion y Servicio D&S S.A
                                                        III Quarter 2004 Results

GEOGRAPHIC DISTRIBUTION OF D&S STORES

REGION / CITY OR                                     LIDER         TOTAL             LIDER           TOTAL
MUNICIPALITY                         LIDER           VECINO     HYPERMARKETS        EXPRESS      SUPERMARKETS      TOTAL D&S
------------                         -----           ------     ------------        -------      ------------      ---------
Arica                                  -               1               1               -               -               1
Iquique                                -               1               1               -               -               1
I REGION                               -               2               2               -               -               2
Antofagasta                            1               -               1               -               -               1
Calama                                 1               -               1               2               2               3
II REGION                              2               -               2               2               2               4
La Serena                              1               -               1               -               -               1
Coquimbo                                               1               1               -               -               1
IV REGION                              1               1               2               -               -               2
Calera                                 -               -               -               1               1               1
Quilpue                                1               -               1               1               1               2
Vina Del Mar                           1               -               1               2               2               3
Valparaiso                             -               1               1               -               -               1
V REGION                               2               1               3               4               4               7
Cerrillos                              1               -               1               -               -               1
El Bosque                              -               1               1               -               -               1
Est Central                            1               -               1               -               -               1
Huechuraba                             1               -               1               -               -               1
Independencia                          -               1               1               -               -               1
La Florida                             2               1               3               -               -               3
La Reina                               1               -               1               -               -               1
Las Condes                             1               3               4               4               4               8
Lo Barnechea                           1               1               2               -               -               2
Macul                                  1               -               1               -               -               1
Maipu                                  3               -               3               2               2               5
Nunoa                                  -               1               1               2               2               3
Providencia                            -               -               -               5               5               5
Penalolen                              1                               1               -               -               1
Puente Alto                            2               -               2               -               -               2
Quilicura                              1               -               1               -               -               1
Quinta Normal                          -               1               1               -               -               1
Recoleta                               -               1               1               -               -               1
San Bernardo                           -               1               1               -               -               1
San Miguel                             1               -               1               1               1               2
San Ramon                              -               1               1               -               -               1
Vitacura                               1               -               1               1               1               2
METROPOLITAN REGION XIII              18              12              30              15              15              45
Rancagua                               1               1               2               1               1               3
VI REGION                              1               1               2               1               1               3
Talca                                  -               1               1               1               1               2
Curico                                                 1               1               -               -               1
VII REGION                             -               2               2               1               1               3
Los Angeles                            -               1               1               -               -               1
Concepcion                             2               -               2               -               -               2
VIII REGION                            2               1               3               -               -               3
Temuco                                 1               1               2               -               -               2
IX REGION                              1               1               2               -               -               2
Valdivia                               1               -               1               -               -               1
Osorno                                 -               1               1               -               -               1
Puerto Montt                           1               -               1               -               -               1
X REGION                               2               1               3               -               -               3
------------                         -----           ------     ------------        -------      ------------      ---------
COMPANY TOTAL                         29              22              51              23              23              74
------------                         -----           ------     ------------        -------      ------------      ---------

Distribucion y Servicio D&S S.A                                       [D&S LOGO]
III Quarter 2004 Results

FINANCIAL INFORMATION (from the Explanatory Analysis FECU)

MAIN INDICATORS

                                                JANUARY-SEPTEMBER 2004              JANUARY-SEPTEMBER 2003        CHANGE 2004 / 2003
                                            -------------------------------      ------------------------------   ------------------
                                                                     % of                                % of
Currency of Sept. 2004                          Th Ch$             revenues        Th Ch$              revenues           %
----------------------                      -------------          --------      -----------           --------   ------------------
Net Revenues                                1,028,277,526           100.0%       845,165,384            100.0%            21.7%
Gross Income                                  230,355,854            22.4%       197,883,092             23.4%            16.4%
Selling and Asministrative Expenses           218,391,040            21.2%       158,046,790             18.7%            38.2%
Operating Income                               11,964,814             1.2%        39,836,302              4.7%           -70.0%
Financial Expenses                             13,965,444             1.4         12,615,020              1.5%            10.7%
Non Operating Income                          (13,119,879)           -1.3%       (15,418,103)            -1.8%           -14.9%
R.A.I.I.D.A.I.E.                               48,879,020             4.8%        65,747,778              7.8%           -25.7%
Net Income                                       (752,052)           -0.1%        19,410,208              2.3%          -103.9%
Initial Net Worth                             315,784,432                        309,511,511                               2.0%
Net Income/ Initial Shareholders' Equity            -0.32%                              8.36%

CONDENSED BALANCE SHEETS

                                 09.30.2004               09.30.2003              % CHANGE
Currency of Sept. 2004             Th Ch$                   Th Ch$               2004 / 2003
----------------------          ------------             -----------             -----------
Current Assets                    397,524,969            259,003,751               53.5%
Fixed Assets                      575,576,850            500,134,230               15.1%
Operating Assets                  973,101,819            759,137,981               28.2%
Other Assets                       58,184,621             22,145,054              162.7%
TOTAL ASSETS                    1,031,286,440            781,283,035               32.0%
Current Liabilities               386,259,439            316,644,796               22.0%
Long Term Libilities              191,077,209            142,856,260               33.8%
Total Debt                        577,336,648            459,501,056               25.6%
Minority Interest                      33,119                142,749              -76.8%
Net Worth                         453,916,673            321,639,230               41.1%
TOTAL LIABILITIES               1,031,286,440            781,283,035               32.0%

FINANCIAL RATIOS

                                                                        09.30.2004                 09.30.2003            % CHANGE
                                                                          Th Ch$                     Th Ch$              2004 / 2003
                                                                       -----------                -----------            -----------
Total Debt                                     Th Ch$                  577,336,648                459,501,056               25.6%
Financial Debt                                 Th Ch$                  356,139,138                280,617,398               26.9%
Liquidity Ratio                                Times                          1.03                       0.82
Acid Ratio                                     Times                          0.71                       0.52
Total Debt/Total Assets                        Times                          0.56                       0.59
Total Debt/Shareholder's Equity                Times                          1.27                       1.43
Financial Debt/Shareholders' Equity            Times                          0.78                       0.87
Interest Expenses Coverage                     Times                          3.38                       5.41
Short Term Liabilities                           %                            66.9%                      68.9%
Long Term Liabilities                            %                            33.1%                      31.1%

[D&S LOGO]                                       Distribucion y Servicio D&S S.A
                                                        III Quarter 2004 Results

FINANCIAL INFORMATION (from the Explanatory Analysis FECU)

OPERATIONAL INDICES

                                             09.30.2004       09.30.2003
                                             ----------       ----------
Inventory Turnover            Times              10.0            10.8
Days of Inventory             Days               36.4            33.9

PROFITABILITY RATIOS

                                                        09.30.2004            09.30.2003
                                                        ----------            ----------
Return Over Shareholders' Equity            %             -0.32%                 8.36%
Return Over Assets                          %             -0.10%                 3.31%
Return Over Operational Assets              %             -0.10%                 3.41%
Earnings per Share                          $             -0.46                 14.07
Return of Dividends                         %              2.76%                 1.68%

FINANCIAL DEBT

As of September 30, 2004             CH$MILLIONS         US$MILLIONS            %
------------------------             -----------         -----------         ------
Bonds ( D&S y Saitec)                  138,139              226.9             38.8%
Commercial Papers ( D&S )               58,569               96.2             16.4%
Banco Santander-Santiago                56,132               92.2             15.8%
BancoEstado                             20,950               34.4              5.9%
Banco de Chile                          14,681               24.1              4.1%
Banco Citibank                          28,183               46.3              7.9%
Banco Credito e Inversiones              3,656                6.0              1.0%
Banco Scotiabank (D&S)                     552                0.9              0.2%
Banco Bice                               2,418                4.0              0.7%
Banco BHIF-BBVA                         25,163               41.3              7.1%
BankBoston (D&S)
Banco Security
Other non-bank creditors                 7,694               12.6              2.2%
                                       -------              -----            -----
TOTAL FINANCIAL DEBT                   356,137              584.9            100.0%
                                       -------              -----            -----

Currency of September, exchange rate 1 US$=Ch$608.9 of Sept. 30, 2004.

Distribucion y Servicio D&S S.A                                       [D&S LOGO]
III Quarter 2004 Results

HISTORICAL INFORMATION - MARGINS

GROSS MARGIN (% OF REVENUES)

TOTAL D&S             Q1                 Q2                 Q3                 Q4
---------            ----               ----               ----               ----
2004                 22.3               22.3               22.6
2003                 23.2               23.9               23.1               20.3
2002                 22.6               23.3               23.9               21.7
2001                 22.4               22.2               23.0               22.4
2000                 21.6               22.3               21.6               21.4
1999                 20.7               21.0               21.5               20.6
1998                 22.1               22.6               23.2               17.6

RECURRING EXPENSES (% OF REVENUES)

TOTAL D&S             Q1                 Q2                 Q3                 Q4
---------            ----               ----               ----               ----
2004                 16.5               17.1               19.5
2003                 14.2               15.2               15.4               14.9
2002                 13.6               15.5               15.4               15.7
2001                 12.6               14.1               13.3               12.1
2000                 11.9               13.1               12.6               12.3
1999                 12.9               14.4               13.5               14.1
1998                 13.1               13.1               13.2               12.7

EBITDA (% OF REVENUES)

TOTAL D&S             Q1                 Q2                 Q3                 Q4
---------            ----               ----               ----               ----
2004                  5.6                5.2                3.0
2003                  9.0                8.6                6.7                4.7
2002                  8.5                6.8                8.2                5.8
2001                  9.8                7.9                9.0               10.2
2000                  9.9                8.9                8.9                8.8
1999                  7.6                6.7                8.0                6.5
1998                  8.4                8.4                7.7                2.8

OPERATING INCOME (% OF REVENUES)

TOTAL D&S             Q1                 Q2                 Q3                 Q4
---------            ----               ----               ----               ----
2004                  2.2                1.8               -0.4
2003                  5.6                5.2                3.4                1.8
2002                  5.1                3.5                4.9                2.9
2001                  6.2                4.5                5.6                7.3
2000                  6.1                5.3                5.5                5.8
1999                  3.8                2.9                3.8                2.9
1998                  5.7                5.9                5.0               -0.1

[D&S LOGO]                                       Distribucion y Servicio D&S S.A
                                                        III Quarter 2004 Results

QUARTERLY EVOLUTION 2003-2004

CONSOLIDATED RESULTS

                                       I Q                       %        II Q                      %
          In Ch$ Millions              2003          % OF      CHANGE     2003          % OF      CHANGE
   Currency of September 2004        CH$MILL.     REVENUES      YOY      CH$MILL.      REVENUES    YOY
   --------------------------        --------     --------      ---      --------      --------    ---
Sales                                241,255         88.6%       8.0%    249,744         88.1%       8.6%
Other Income                          31,096         11.4%       5.6%     33,765         11.9%      13.9%
NET REVENUES                         272,352        100.0%       7.8%    283,509        100.0%       9.2%

Cost of sales                        209,085         76.8%       6.9%    215,774         76.1%       8.4%
Gross Income / Margin                 63,266         23.2%      10.6%     67,735         23.9%      11.9%
Recurring Operating Expenses          38,704         14.2%      12.9%     43,162         15.2%       7.0%
Start-up Expenses                          4          0.0%     -99.7%        235          0.1%     -90.7%
Total Operating Expenses (SG&A)       38,708         14.2%       8.5%     43,396         15.3%       1.2%
EBITDA                                24,558          9.0%      14.0%     24,339          8.6%      37.7%
Depreciation                           9,305          3.4%       8.0%      9,511          3.4%      11.6%
TOTAL OPERATING EXPENSES              48,013         17.6%       8.4%     52,908         18.7%       3.0%
OPERATING INCOME                      15,253          5.6%      18.0%     14,827          5.2%      62.1%
Financial Expenses                    (4,227)        -1.6%       8.4%     (3,788)        -1.3%      29.9%
Other Non-operating Income
  (Expenses)                            (129)         0.0%     -56.4%        (32)         0.0%     -88.3%
Monetary Correction                    1,165          0.4%     548.3%     (2,232)        -0.8%    -197.8
NON-OPERATING INCOME                  (3,191)        -1.2%     -20.5%     (6,052)        -2.1%     563.3%
Income before Tax                     12,062          4.4%      35.3%      8,775          3.1%       6.6%
Income Tax                            (2,465)        -0.9%      79.9%     (1,496)        -0.5%      14.6%
Minority Interest                        (25)         0.0%     -17.6%        (20)         0.0%       9.7%
Income                                 9,571          3.5%      27.4%      7,259          2.6%       5.0%
Amortization of Goodwill                  90          0.0%      -0.4%         90          0.0%       0.8%
NET INCOME                             9,661          3.5%      27.1%      7,349          2.6%       5.0%


                                      III Q                       %        IV Q
          In Ch$ Millions             2003          % OF       CHANGE      2003       % OF     CHANGE
   Currency of September 2004        CH$MILL.      REVENUES      YOY      CH$MILL.  REVENUES     YOY
   --------------------------        --------      --------      ---      --------  --------     ---
Sales                                253,067         87.5%       10.7%    299,037      88.0%      8.6%
Other Income                          36,238         12.5%       28.0%     40,894      12.0%     19.1%

NET REVENUES                         289,305        100.0%       12.6%    339,931     100.0%      9.8%
Cost of sales                        222,423         76.9%       13.7%    270,954      79.7%     11.7%
Gross Income/ Margin                  66,882         23.1%        9.1%     68,977      20.3%      2.7%
Recurring Operating Expenses          44,653         15.4%       12.8%     50,668      14.9%      4.1%
Start-up Expenses                      2,857          1.0%      390.9%      2,205       0.6%    285.2%
Total Operating Expenses (SG&A)       47,511         16.4%       18.2%     52,873      15.6%      7.4%
EBITDA                                19,371          6.7%       -8.3%     16,104       4.7%    -10.3%
Depreciation                           9,615          3.3%       11.7%      9,839       2.9%      8.6%
TOTAL OPERATING EXPENSES              57,126         19.7%       17.1%     62,712      18.4%      7.6%
OPERATING INCOME                       9,756          3.4%      -22.1%      6,265       1.8%    -29.5%
Financial Expenses                    (4,600)        -1.6%       31.9%     (4,105)     -1.2%     18.0%
Other Non-operating Income
  (Expenses)                            (164)        -0.1%       19.7%       (643)     -0.2%    -88.5%
Monetary Correction                   (1,411)        -0.5%     -141.4%      1,590       0.5%   -665.5%
NON-OPERATING INCOME                  (6,175)        -2.1%     2794.7%     (3,158)     -0.9%    -66.3%
Income before Tax                      3,581          1.2%      -70.9%      3,107       0.9%   -741.3%
Income Tax                            (1,260)        -0.4%      -38.6%     (1,405)     -0.4%   2091.7%
Minority Interest                        (11)         0.0%      -57.5%         13       0.0%     21.7%
Income                                 2,310          0.8%      -77.4%      1,715       0.5%   -418.7%
Amortization of Goodwill                  90          0.0%        0.5%         90       0.0%     -0.9%
NET INCOME                             2,400          0.8%      -76.7%      1,805       0.5%   -503.7%

                                     I Q                              II Q                           III Q
       In Ch$ Millions              2004         % OF    % CHANGE     2004        % OF   % CHANGE    2004        % OF    % CHANGE
  Currency of September 2004     CH$MILLIONS   REVENUES     YOY    CH$MILLIONS  REVENUES   YOY    CH$MILLIONS  REVENUES     YOY
  --------------------------     -----------   --------     ---    -----------  --------   ---    -----------  --------     ---
Sales                              291,868       86.6%      21.0%    300,818       87.2%    20.5%  299,516       86.5%      18.4%
Other Income                        45,021       13.4%      44.8%     44,299       12.8%    31.2%   46,755       13.5%      29.0%
NET REVENUES                       336,889      100.0%      23.7%    345,117      100.0%    21.7%  346,272      100.0%      19.7%
Cost of sales                      261,850       77.7%      25.2%    268,041       77.7%    24.2%  268,030       77.4%      20.5%
Gross Income / Margin               75,039       22.3%      18.6%     77,076       22.3%    13.8%   78,241       22.6%      17.0%
Recurring Operating Expenses        55,488       16.5%      43.4%     59,031       17.1%    36.8%   67,449       19.5%      51.0%
Start-up Expenses                      650        0.2%   14943.4%        142        0.0%   -39.5%      383        0.1%     -86.6%
Total Operating Expenses (SG&A)     56,139       16.7%      45.0%     59,173       17.1%    36.4%   67,831       19.6%      42.8%
EBITDA                              18,900        5.6%     -23.0%     17,903        5.2%   -26.4%   10,410        3.0%     -46.3%
Depreciation                        11,641        3.5%      25.1%     11,782        3.4%    23.9%   11,825        3.4%      23.0%
TOTAL OPERATING EXPENSES            67,780       20.1%      41.2%     70,955       20.6%    34.1%   79,657       23.0%      39.4%
OPERATING INCOME                     7,259        2.2%     -52.4%      6,121        1.8%   -58.7%   (1,415)      -0.4%    -114.5%
Financial Expenses                  (4,899)      -1.5%      15.9%     (4,641)      -1.3%    22.5%   (4,425)      -1.3%      -3.8%
Other Non-operating Income
  (Expenses)                          (394)      -0.1%     205.7%       (233)      -0.1%   620.8%     (165)       0.0%       0.5%
Monetary Correction                 (1,249)      -0.4%    -207.2%      1,077        0.3%  -148.3%    1,809        0.5%    -228.2%
NON-OPERATING INCOME                (6,542)      -1.9%     105.0%     (3,797)      -1.1%   -37.3%   (2,781)      -0.8%     -55.0%
Income before Tax                      717        0.2%     -94.1%      2,324        0.7%   -73.5%   (4,196)      -1.2%    -217.2%
Income Tax                            (625)      -0.2%     -74.7%         82        0.0%  -105.5%      584        0.2%    -146.4%
Minority Interest                       12        0.0%    -146.4%         22        0.0%  -206.4%       64        0.0%    -695.4%
Income                                 104        0.0%     -98.9%      2,428        0.7%   -66.6%   (3,548)      -1.0%    -253.6%
Amortization of Goodwill                88        0.0%      -2.0%         88        0.0%    -2.0%       88        0.0%      -1.8%
NET INCOME                             192        0.1%     -98.0%      2,516        0.7%   -65.8%   (3,460)      -1.0%    -244.2%

Distribucion y Servicio D&S S.A                                       [D&S LOGO]
III Quarter 2004 Results

INCOME STATEMENT - ANNUAL SERIES

CONSOLIDATED ANNUAL RESULTS

                                   1998                              1999                         2000
    In Ch$ Millions                 CH$          % OF    % CHANGE     CH$      % OF    % CHANGE    CH$      % OF     % CHANGE
Currency of September 2004       MILLIONS      REVENUES     YOY    MILLIONS  REVENUES    YOY    MILLIONS  REVENUES     YOY
--------------------------       --------      --------     ---    --------  --------    ---    --------  --------     ---
Sales                              676,996       91.1%     23.4%   849,354     91.4%     25.5%   794,532    90.6%     -6.5%
Other Income                        65,901        8.9%     37.6%    80,165      8.6%     21.6%    82,526     9.4%      2.9%
NET REVENUES                       742,897      100.0%     24.6%   929,519    100.0%     25.1%   877,057   100.0%     -5.6%
Cost of sales                      586,218       78.9%     25.7%   734,938     79.1%     25.4%   686,205    78.2%     -6.6%
Gross Income/ Margin               156,680       21.1%     20.5%   194,581     20.9%     24.2%   190,853    21.8%     -1.9%
Recurring Operating Expenses        96,743       13.0%     25.4%   127,922     13.8%     32.2%   109,414    12.5%    -14.5%
Start-up Expenses                   11,948        1.6%      0.0%       192      0.0%    -98.4%     1,466     0.2%    664.1%
Total Operating Expenses (sg&a)    108,691       14.6%     40.9%   128,114     13.8%     17.9%   110,880    12.6%    -13.5%
EBITDA                              47,989        6.5%     -9.3%    66,467      7.2%     38.5%    79,973     9.1%     20.3%
Depreciation                        20,346        2.7%     27.2%    35,651      3.8%     75.2%    30,245     3.4%    -15.2%
TOTAL OPERATING EXPENSES           129,037       17.4%     38.6%   163,765     17.6%     26.9%   141,125    16.1%    -13.8%
OPERATING INCOME                    27,643        3.7%    -25.1%    30,816      3.3%     11.5%    49,727     5.7%     61.4%
Financial Expenses                  (7,068)      -1.0%      5.8%   (20,485)    -2.2%    189.8%   (16,032)   -1.8%    -21.7%
Other Non-operating Income
  (Expenses)                           349        0.0%    -86.5%   (16,462)    -1.8%  -4823.3%       368     0.0%   -102.2%
Monetary Correction                  1,466        0.2%   -492.8%    (1,617)    -0.2%   -210.3%       683     0.1%   -142.3%
NON-OPERATING INCOME                (5,253)      -0.7%     17.3%   (38,565)    -4.1%    634.2%   (14,980)   -1.7%    -61.2%
Income before Tax                   22,390        3.0%    -31.0%    (7,749)    -0.8%   -134.6%    34,748     4.0%   -548.4%
Income Tax                          (2,153)      -0.3%    -42.4%    (2,451)    -0.3%     13.9%    (3,615)   -0.4%     47.5%
Minority Interest                      (42)       0.0%    -51.4%       (38)     0.0%     -9.5%      (107)    0.0%    181.6%
Income                              20,195        2.7%    -29.4%   (10,238)    -1.1%   -150.7%    31,026     3.5%   -403.0%
Amortization of Goodwill               356        0.0%     -2.0%       353      0.0%     -1.0%       353     0.0%      0.0%
NET INCOME                          20,551        2.8%    -29.1%    (9,886)    -1.1%   -148.1%    31,378     3.6%   -417.4%

                                   2001                            2002                         2003
    In Ch$ Millions                 CH$        %OF    % CHANGE      CH$       %OF   % CHANGE    CH$       %OF     % CHANGE
Currency of September 2004       MILLIONS   REVENUES     YOY     MILLIONS  REVENUES    YOY    MILLIONS  REVENUES     YOY
--------------------------       --------   --------     ---     --------  --------    ---    --------  --------     ---
Sales                              870,312    89.9%      9.5%    957,116     88.7%     10.0% 1,043,104    88.0%      9.0%
Other Income                        97,446    10.1%     18.1%    121,719     11.3%     24.9%   141,993    12.0%     16.7%
NET REVENUES                       967,757   100.0%     10.3%  1,078,835    100.0%     11.5% 1,185,097   100.0%      9.8%
Cost of sales                      749,901    77.5%      9.3%    832,602     77.2%     11.0%   918,236    77.5%     10.3%
Gross Income / Margin              217,857    22.5%     14.1%    246,233     22.8%     13.0%   266,860    22.5%      8.4%
Recurring Operating Expenses       125,588    13.0%     14.8%    162,869     15.1%     29.7%   177,187    15.0%      8.8%
Start-up Expenses                    2,662     0.3%    81 .6%      5,085      0.5%     91.0%     5,301     0.4%      4.3%
Total Operating Expenses (SG&A)    128,250    13.3%     15.7%    167,953     15.6%     31.0%   182,488    15.4%      8.7%
EBITDA                              89,607     9.3%     12.0%     78,280      7.3%    -12.6%    84,372     7.1%      7.8%
Depreciation                        31,916     3.3%      5.5%     34,804      3.2%      9.0%    38,271     3.2%     10.0%
TOTAL OPERATING EXPENSES           160,166    16.6%     13.5%    202,757     18.8%     26.6%   220,759    18.6%      8.9%
OPERATING INCOME                    57,691     6.0%     16.0%     43,475      4.0%    -24.6%    46,101     3.9%      6.0%
Financial Expenses                 (13,020)   -1.3%    -18.8%    (13,779)    -1.3%      5.8%   (16,720)   -1.4%     21.3%
Other Non-operating Income
  (Expenses)                        (1,238)   -0.1%   -436.2%     (6,318)    -0.6%    410.3%      (969)   -0.1%    -84.7%
Monetary Correction                  5,869     0.6%    758.8%      5,590      0.5%     -4.8%      (888)   -0.1%   -115.9%
NON-OPERATING INCOME                (8,389)   -0.9%    -44.0%    (14,507)    -1.3%     72.9%   (18,577)   -1.6%     28.0%
Income before Tax                   49,302     5.1%     41.9%     28,968      2.7%    -41.2%    27,525     2.3%     -5.0%
Income Tax                          (7,756)   -0.8%    114.6%     (4,793)    -0.4%    -38.2%    (6,626)   -0.6%     38.3%
Minority Interest                     (174)    0.0%     62.7%        (64)     0.0%    -63.3%       (43)    0.0%    -31.8%
Income                              41,372     4.3%     33.3%     24,112      2.2%    -41.7%    20,855     1.8%    -13.5%
Amortization of Goodwill               358     0.0%      1.6%        360      0.0%      0.5%       360     0.0%      0.0%
NET INCOME                          41,730     4.3%     33.0%     24,472      2.3%    -41.4%    21,215     1.8%    -13.3%

[D&S LOGO]                                       Distribucion y Servicio D&S S.A
                                                        III Quarter 2004 Results

FECU - BALANCE

ASSETS

Type of currency: Chilean pesos (thousands) of Sep. 2004                 CURRENT              PRIOR
Type of Balance Statement: Consolidated                              TO 09/30/ 2004      TO 09/30/ 2003     % CHANGE
--------------------------------------------------------             --------------      --------------     --------
TOTAL CURRENT ASSETS                                                    397,524,969       259,003,751         53.5%
Cash and cash equivalents                                                 7,949,856         7,918,490          0.4%
Time deposits
Marketable securities (net)                                              87,805,404        13,455,788        552.5%
Sales debtors (net)                                                     105,281,067        78,204,481         34.6%
Notes receivable (net)                                                    2,113,181           884,573        138.9%
Sundry debtors (net)                                                     37,126,021        39,091,906         -5.0%
Documents and accounts receivable from related companies                  1,483,496         1,493,615         -0.7%
Inventories (net)                                                       122,087,699        92,942,757         31.4%
Refundable taxes                                                         10,308,482         1,737,975        493.1%
Prepaid expenses                                                          2,658,503         4,324,167        -38.5%
Deferred taxes                                                            4,834,270         3,128,158         54.5%
Other current assets                                                     15,876,990        15,821,841          0.3%
Leasing contracts (net)
Assets for leasing (net)

TOTAL FIXED ASSETS                                                      575,576,850       500,134,230         15.1%
Land                                                                    162,101,265       137,487,695         17.9%
Buildings and infrastructure                                            442,915,869       364,895,946         21.4%
Machinery and equipment                                                 157,559,297       134,761,249         16.9%
Other fixed assets                                                       69,364,454        62,628,153         10.8%
Reserve for techinical revaluation of fixed assets                        4,143,259         4,139,241          0.1%
Depreciation (minus)                                                   (260,507,294)     (203,778,054)        27.8%

TOTAL OTHER ASSETS                                                       58,184,621        22,145,054        162.7%
Investment in related companies                                           1,683,415         1,612,020          4.4%
Investment in other companies                                                71,927            71,526          0.6%
Goodwill                                                                 30,200,277        10,442,366        189.2%
Negative goodwill (minus)                                                  (440,676)         (847,578)       -48.0%
Long-term debtors                                                        12,030,357         7,215,186         66.7%
Notes and accounts receivable from related companies - long term
Long-term deferred taxes                                                  5,061,932
Intangibles
Amortization (minus)
Others                                                                    9,577,389         3,651,534        162.3%
Contratos de leasing largo plazo (neto)
                                                                      -------------       -----------        -----
TOTAL ASSETS                                                          1,031,286,440       781,283,035         32.0%
                                                                      -------------       -----------        -----

Distribucion y Servicio D&S S.A                                       [D&S LOGO]
III Quarter 2004 Results

FECU - BALANCE

LIABILITIES

Type of currency: Chilean pesos (thousands) of Sept. 2004                Current             Prior
Type of Balance Statement: Consolidated                               to 09/30/ 2004    to 09/30/ 2003     % Change
---------------------------------------------------------            --------------     --------------     --------
TOTAL CURRENT LIABILITIES                                               386,259,439       316,644,796        22.0%
Debt with banks and financial institutions - short term                  95,313,427        77,003,605        23.8%
Debt with banks and financial institutions - long term portion            3,064,740        20,580,801        -85.1%
Obligations with public (notes)                                          58,568,787        38,065,051         53.9%
Obligations with public - short term portion ( bonds )                    5,522,607         3,012,965         83.3%
Long term debt with maturity within a year                                6,110,213         5,638,605          8.4%
Dividends to be paid
Accounts payable                                                        178,700,051       146,563,198         21.9%
Documents payable
Sundry creditors                                                          4,002,067         6,798,694        -41.1%
Documents and accounts payable to suppliers                              18,320,984         9,774,206         87.4%
Accruals                                                                 13,175,505         7,060,207         86.6%
Witholdings                                                               3,333,883         2,006,686         66.1%
Income tax
Income received in advance                                                   37,002            28,766         28.6%
Deferred taxes
Other current assets                                                        110,173           112,012         -1.6%

TOTAL LONG TERM LIABILITIES                                             191,077,209       142,856,260         33.8%
Debt with banks and financial institutions                               47,369,286        42,294,507         12.0%
Obligations with public - long term ( bonds )                           132,616,417        83,095,484         59.6%
Documents payable - long term                                               202,370           226,853        -10.8%
Sundry creditors - long term                                              6,639,190        10,699,526        -37.9%
Notes & accounts payable to related companies
Accruals                                                                  3,952,865         3,241,612         21.9%
Deferred taxes - long term                                                                  2,987,944       -100.0%
Other long term liabilities                                                 297,081           310,334         -4.3%

MINORITY INTEREST                                                            33,119           142,749        -76.8%

SHAREHOLDERS' EQUITY                                                    453,916,673       321,639,230         41.1%
Capital paid                                                            371,981,187       218,221,166         70.5%
Capital revaluation reserve                                               4,602,077         2,618,654         75.7%
Additional paid-in capital
Other reserves                                                            1,338,764         1,337,466          0.1%
Retained earnings ( addition of codes 5.24.51.00 to 5.24.56.00 )         75,994,645        99,461,944        -23.6%
   Reserve for future dividends
   Accrued income                                                        87,303,697        80,051,736          9.1%
   Accrued loss (minus)
   Income (loss) for the period                                            (752,052)       19,410,208       -103.9%
   Provisory dividends (minus)                                          (10,557,000)
   Accrued deficit development period
                                                                      -------------       -----------       ------
TOTAL LIABILITIES                                                     1,031,286,440       781,283,035         32.0%
                                                                      -------------       -----------       ------

[D&S LOGO]                                       Distribucion y Servicio D&S S.A
                                                        III Quarter 2004 Results

FECU

INCOME STATEMENT

Type of currency: Chilean pesos (thousands) of Sep. 2004       CURRENT                PRIOR
Type of Balance Statement: Consolidated                    TO 09/30/ 2004         TO 09/30/ 2003         % CHANGE
--------------------------------------------------------   --------------         --------------         --------
OPERATING INCOME                                               11,964,814            39,836,302            -70.0%
Gross Margin                                                  230,355,854           197,883,092             16.4%
   Net revenues                                             1,028,277,526           845,165,384             21.7%
   Cost of sales (minus)                                     (797,921,672)         (647,282,292)            23.3%
Selling and administrative expenses (minus)                  (218,391,040)         (158,046,790)            38.2%

NON-OPERATING INCOME                                          (13,119,879)          (15,418,103)           -14.9%
Financial/interest income                                         581,751               323,849             79.6%
Income from investment in related companies                       440,373               228,910             92.4%
Other non-operating income                                        396,453               115,373            243.6%
Loss from investment in related companies (minus)                 (47,736)               (8,973)           432.0%
Amortization of goodwill (minus)                               (1,402,099)             (606,797)           131.1%
Financial expenses (minus)                                    (13,965,444)          (12,615,020)            10.7%
Other non-operating expenses (minus)                             (760,732)             (377,642)           101.4%
Monetary correction                                             2,283,178               841,260            171.4%
Currency exchange differences                                    (645,623)           (3,319,063)           -80.5%

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS             (1,155,065)           24,418,199           -104.7%

Income Tax                                                         41,610            (5,221,471)          -100.8%
Extraordinary Items
Net Income (Loss) Before Minority Interest                     (1,113,455)           19,196,728           -105.8%
Minority Interest                                                  96,998               (56,182)          -272.6%

NET INCOME (LOSS)                                              (1,016,457)           19,140,546           -105.3%

Amortization of negative goodwill                                 264,405               269,662             -1.9%
                                                            -------------           -----------           ------
NET INCOME (LOSS) FOR THE PERIOD                                 (752,052)           19,410,208           -103.9%
                                                            -------------           -----------           ------

Distribucion y Servicio D&S S.A                                       [D&S LOGO]
III Quarter 2004 Results

FECU - CASH FLOWS STATEMENTS - INDIRECT

Type of currency: Chilean pesos (thousands) of Sep. 2004                               CURRENT            PRIOR
Type of Balance Statement: Consolidated                                             TO 09/30/ 2004    TO 09/30/ 2004      % CHANGE
--------------------------------------------------------                            --------------    --------------      --------
NET CASH FLOWS FROM OPERATING ACTIVITIES                                             (52,289,343)         (809,837)        6356.8%
Income (loss) for the period                                                            (752,052)       19,410,208         -103.9%
Income on sale of fixed assets                                                           118,327           (38,404)        -408.1%
   (Gain) Loss on sale of fixed assets                                                   118,327           (38,404)        -408.1%
   Gain on sale of investments (minus)
   Loss on sale of investments
   (Gain) Loss on sale of other assets
Charges (credit) to income statement which do not represent cash flows                50,122,360        37,550,575           33.5%
   Depreciation for the period                                                        35,248,292        28,431,611           24.0%
   Amortization of intangibles
   Writeoffs and provisions                                                           14,583,046         5,747,280          153.7%
   Gain from investment in related companies (minus)                                    (440,373)         (228,910)          92.4%
   Loss from investment in related companies                                              47,736             8,973          432.0%
   Amortization of goodwill                                                            1,402,099           606,797          131.1%
   Amortization of negative goodwill (minus)                                            (264,405)         (269,662)          -1.9%
   Net monetary correction                                                            (2,283,178)         (841,260)         171.4%
   Net currency exchange difference                                                      645,623         3,319,063          -80.5%
   Other credits to income statement which do not represent cash flows
   Other charges to income statement which do not represent cash flows                 1,183,520           776,683           52.4%
Changes in assets affecting cash flows (increase) decrease                           (61,062,957)      (37,018,243)          65.0%
   Sales debtors                                                                     (24,876,159)      (32,045,859)         -22.4%
   Inventories                                                                       (22,289,068)       (1,169,192)        1806.4%
   Other assets                                                                      (13,897,730)       (3,803,192)         265.4%
Changes in liabilities affecting cash flows (increase) decrease                      (40,618,023)      (20,770,155)          95.6%
   Accounts payable related to the operation                                         (31,046,247)      (16,420,966)          89.1%
   Interest payable                                                                    2,588,338         1,259,261          105.5%
   Income tax payable (net)                                                           (2,766,094)         (335,761)         723.8%
   Other accounts payable related to results other than operation                     (4,299,246)       (8,252,498)         -47.9%
   VAT and other similar taxes payable (net)                                          (5,094,774)        2,979,809         -271.0%
Gain (loss) in minority interest                                                         (96,998)           56,182         -272.6

NET CASH FLOWS FROM FINANCING ACTIVITIES                                             182,021,514        11,609,498         1467.9%
Proceeds from issuance of common stock                                               155,529,089
Proceeds from loans                                                                  137,602,803       106,572,809           29.1%
Bonds                                                                                 33,263,389
Proceeds from loans from related companies
Proceeds from other loans from related companies                                      10,370,384         1,925,178          438.7%
Other sources of financing
Payment of dividends (minus)                                                         (24,626,100)      (14,076,883)          74.9%
Withdrawals of capital (minus)
Repayment of loans (minus)                                                           (94,356,450)      (82,703,880)          14.1%
Repayment of bonds (minus)                                                           (33,265,237)         (107,726)       30779.5%
Repayment of loans from related companies (minus)
Repayment of other loans from related companies (minus)
Expenses from the issuance of common stock (minus)                                    (2,463,095)
Expenses from the issuance of bonds (minus)                                              (33,269)
Other expenses related to financing activities (minus)

NET CASH FLOWS FROM INVESTING ACTIVITIES                                             (66,850,963)      (12,121,145)         451.5%
Proceeds from sale of property, plant and equipment                                      570,245           237,653          139.9%
Proceeds from sale of long-term investments                                                             13,586,968         -100.0%
Proceeds from sale of other investments                                               51,969,000
Decrease in loans to related companies
Decrease in other loans to related companies                                                                   581         -100.0%
Other proceeds from investment                                                         3,603,809            74,076         4765.0%
Purchases of property, plant and equipment                                           (44,970,457)      (25,736,124)          74.7%
Payment of capitalized interest (minus)                                                 (823,941)         (284,299)         189.8%
Long-term investments (minus)                                                        (74,972,615)
Investment in financial instruments (minus)
Loans to related companies (minus)
Other loans to related companies (minus)                                                  (7,754)
Other expenses from investing activities (minus)                                      (2,219,250)

NET CASH FLOWS FOR THE PERIOD                                                         62,881,208        (1,321,484)       -4858.4%
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                                      (2,919,411)          797,578         -466.0%
NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS                                  59,961,797          (523,906)      -11545.1%
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                        34,030,371        21,657,445           57.1%
CASH AND CASH EQUIVALENTS AT END OF YEAR                                              93,992,168        21,133,539          344.8%

                                   [D&S LOGO]
                               Por un Chile Lider

                                 TICKER SYMBOLS
                                    NYSE: DYS
                         Santiago Stock Exchanges : D&S
                                  Latibex: XDYS

                                     ADDRESS
                        Distribucion y Servicio D&S S.A.
    Avda. Presidente Eduardo Frei Montalva 8301,Quilicura - Santiago de Chile

                                      PHONE
                                 (56-2) 399 6671

                                       FAX
                                 (56-2) 399 6681

                                     E-MAIL
                                   info@dys.cl

                                     WEBSITE
                                   www.dys.cl

--------------------------------------------------------------------------------

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) filed with the SVS (Superintendency of Securities and Insurance) on this date.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THE FOREGOING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE COMPANY'S ACTUAL RESULTS OR OUTCOMES TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED AND DISCUSSED HEREIN. EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO ECONOMIC, COMPETITIVE, GOVERNMENTAL AND TECHNOLOGICAL FACTORS AFFECTING THE COMPANY'S OPERATIONS, MARKETS, PRODUCTS AND PRICES, AND OTHER FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION WHICH READERS ARE URGED TO READ CAREFULLY IN ASSESSING THE FORWARD CONTAINED HEREIN.

DISTRIBUCION Y SERVICIO D&S S.A.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

                                     DISTRIBUCION Y SERVICIO D&S S.A.

                                     By: /s/ Miguel Nunez Sfeir
                                         ------------------------
                                         Miguel Nunez Sfeir
                                         Chief Financial Officer

Dated: November 9, 2004